Exhibit 1

For Immediate Release

BioLineRx Receives Notice of Intention to Grant
Additional European Patent Covering BL-1020, for the
Treatment of Schizophrenia

 - The patent, when granted, will extend BL-1020's patent protection until 2026 -

Jerusalem, July 9, 2012 - BioLineRx (NASDAQ:BLRX; TASE:BLRX), a biopharmaceutical development company, announced today that it has received from the European Patent Office a notice of intention to grant a European patent claiming the salt of BL-1020, a first-in-class orally available treatment for schizophrenia.

In March 2012, the Company announced that a European patent was granted claiming BL-1020's composition and its use for the treatment of schizophrenia, which will be valid through September 2022. The current patent, when granted, will be valid through June 2026, thereby effectively extending the patent protection term of the drug product in Europe by almost four years.  Member patents of this family are pending in the U.S., Japan, India, China, Korea, Mexico, Israel and Australia.

BL-1020's composition and its use for the treatment of schizophrenia are covered by issued patents or pending patent applications in the U.S., Europe, Japan, India, China, Korea, Mexico and Australia. The issued patents and any patents to issue in the future based on pending patent applications in this family will expire, without taking into account any possible extension periods, in September 2022. In addition, several other complementary patent applications are pending worldwide claiming the crystalline form of BL-1020 and the use of BL-1020 for improving cognitive function. These patents, if issued, would be valid through at least December 2030.

In June 2011, BioLineRx announced commencement of the Phase II/III CLARITY clinical trial of BL-1020. This 450-patient trial aims to determine the short-term (6 weeks) and the long-term (24 weeks) cognitive benefit and anti-psychotic efficacy, safety and tolerability of BL-1020 in schizophrenia patients, compared with Risperidone (one of the leading schizophrenia treatments). The CLARITY trial is proceeding at approximately 30 sites in Romania and India.

Dr. Kinneret Savitsky, CEO of BioLineRx, stated, "We are extremely pleased at receiving this notice of intention to grant an additional European Patent covering BL-1020, which joins the broad protection we have already received in other territories, securing a broad basis for our future commercial operations. We believe this represents significant further progress in the development and commercialization of BL-1020. Today, almost 1% of the world’s population suffers from schizophrenia, and in approximately 90% of the cases, it is accompanied by cognitive impairment that may severely affect daily functioning. Current therapies for schizophrenia do not address this need. BL-1020 has previously demonstrated improved cognitive function in schizophrenia patients, and we are currently conducting the CLARITY clinical trial, with validation of BL-1020’s cognition enhancement as its primary objective. We expect to obtain results in mid-2013.”

About BL-1020
BL-1020 is a novel, first in class, oral therapeutic for schizophrenia. Pre-clinical and clinical studies to date have shown that BL-1020 is effective at treating schizophrenia symptoms and has a good safety profile. These trials have shown that BL-1020 blocks activity of the neurotransmitter dopamine and enhances the activity of another neurotransmitter, GABA. These characteristics may contribute to the efficacy and safety of the drug. In addition, clinical trials have shown that BL-1020 improves cognitive function in schizophrenia patients. Many schizophrenia patients suffer from a significant decrease in cognitive function, which is an unmet medical need not addressed by current therapies.

About Schizophrenia
Schizophrenia is a chronic, severe mental disorder which affects approximately 1% of the population worldwide. It is characterized by hallucinations, delusions and disorganized thoughts. In addition, many schizophrenia patients suffer from cognitive impairment, which affects their ability to function and lead normal lives. The worldwide antipsychotic therapeutic market in 2011 was estimated at approximately $20 billion.

About BioLineRx
BioLineRx is a publicly-traded biopharmaceutical development company. BioLineRx is dedicated to building a portfolio of products for unmet medical needs or with advantages over currently available therapies. BioLineRx’s current portfolio consists of five clinical stage candidates: BL-1020 for schizophrenia is currently undergoing a Phase II/III study; BL-1040, for prevention of pathological cardiac remodeling following a myocardial infarction, which has been out-licensed to Ikaria Inc., is currently undergoing a pivotal CE-Mark registration trial; BL-5010 for non-surgical removal of skin lesions has completed a Phase I/II study; BL-1021 for neuropathic pain is in Phase I development and BL-7040 for treating Inflammatory Bowel Disease (IBD) has commenced a Phase II trial. In addition, BioLineRx has eleven products in various pre-clinical development stages for a variety of indications, including central nervous system diseases, infectious diseases, cardiovascular and autoimmune diseases.

BioLineRx's business model is based on acquiring molecules mainly from biotechnological incubators and academic institutions. The Company performs feasibility assessment studies and development through pre-clinical and clinical stages, with partial funding from the Israeli Government's Office of the Chief Scientist (OCS). The final stage includes partnering with medium and large pharmaceutical companies for advanced clinical development (Phase III) and commercialization.

For more information on BioLineRx, please visit www.biolinerx.com

Various statements in this release concerning BioLineRx’s future expectations, plans and prospects, including, without limitation, statements relating to the ability to develop and commercialize the BL-1020 project, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s most recent Form 20-F annual report filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contacts:
Garth Russell / Todd Fromer
KCSA Strategic Communications
1 212-896-1250 / 1 212-896-1215
grussell@kcsa.com / tfromer@kcsa.com

Tsipi Haitovsky
Public Relations
+972-3-6240871
tsipih@netvision.net.il